                                                               UNITED STATES

                                    SECURITIES AND EXCHANGE COMMISSION

                                                          Washington, D.C. 20549

___________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. ___)*

CADENCE PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

12738T 10 0

 (CUSIP Number)

December 31, 2006

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                ☐    Rule 13d-1(b)

                ☐    Rule 13d-1(c)

                ☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12738T 10 0
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRAZIER HEALTHCARE V, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 2,500,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,0000
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 8.6%[1]
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 12738T 10 0
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FHM V, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 2,500,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 8.6%[1]
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 12738T 10 0
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FHM V, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 2,500,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 8.6%[1]
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 12738T 10 0
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ALAN D. FRAZIER
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization United States
	5	Sole Voting Power 25,000
	6	Shared Voting Power 2,500,000
	7	Sole Dispositive Power 25,000
	8	Shared Dispositive Power 2,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,525,000[2]
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 8.7%[3]
12	Type of Reporting Person (See Instructions) IN

Item  1

          (a)                 Name of Issuer:

                                CADENCE PHARMACEUTICALS, INC.

          (b)                 Address of Issuer’s Principal Executive Offices:

                                12481 High Bluff Drive, Suite 200

                                San Diego, CA  92130

Item  2

          (a)                 Name of Person Filing:

                                Frazier Healthcare V, LP, a Delaware limited partnership (“FH V”), FHM V, LP, a Delaware limited partnership, FHM V, LLC, a Delaware limited liability company and Alan F. Frazier, a member of the board of directors of the Issuer (“AF”).

          (b)                 Address of Principal Business Office or, if none, Residence:

                                601 Union Street, Suite 3200, Seattle, WA  98101.

          (c)                 Citizenship:

                                Delaware.

          (d)                 Title of Class of Securities:

                                Common Stock, $0.0001 par value per share.

          (e)                 CUSIP Number:

                                12738T 10 0

Item 3.  If this statement is filed pursuant to Rule 13d‑1(b), 13d‑2(b) or 13d‑2(c), check whether the person filing is a:

                Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

As of December 31, 2006 FH V was the record owner of 2,500,000 shares of common stock.  The general partner of FH V is FHM V, LP.  FHM V, LLC is the general partner of FHM V, LP.  FHM V, LP and FHM V, LLC disclaim beneficial ownership of such shares held by FH V except to the extent of their pecuniary interest therein and this report shall not be deemed an admission for purposes of Section 16 or for any other purpose.

As of December 31, 2006 AF held options to purchase 25,000 shares of common stock.  In addition, AF is a managing member of FHM V, LLC.  As such, AF shares voting and investment power over the shares held by FH V and may be deemed to have indirect beneficial ownership of such shares.  AF disclaims beneficial ownership of such shares held by FH V, except to the extent of his proportionate pecuniary interest therein.

(b)   Percent of class:  FH V and AF hold, in the aggregate, approximately 8.7%.

(c)     Number of shares as to which such person has:

FH V

(i)            Sole power to vote or to direct the vote

(ii)           Shared power to vote or to direct the vote                                      2,500,000

(iii)          Sole power to dispose or to direct the disposition of

(iv)          Shared power to dispose or to direct the disposition of               2,500,000

FHM V, LP

(i)                   Sole power to vote or to direct the vote

(ii)           Shared power to vote or to direct the vote                                      2,500,000

(iii)          Sole power to dispose or to direct the disposition of

(iv)          Shared power to dispose or to direct the disposition of               2,500,000

FHM V, LLC

(i)            Sole power to vote or to direct the vote

(ii)           Shared power to vote or to direct the vote                                      2,500,000

(iii)          Sole power to dispose or to direct the disposition of

(iv)          Shared power to dispose or to direct the disposition of               2,500,000

AF

(i)            Sole power to vote or to direct the vote                                           25,000

(ii)           Shared power to vote or to direct the vote                                      2,500,000

(iii)          Sole power to dispose or to direct the disposition of                    25,000

(iv)          Shared power to dispose or to direct the disposition of               2,500,000

Item 5.  Ownership of Five Percent or Less of a Class.

                Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                Not applicable.  The reporting persons expressly disclaim membership in a “group” as defined in Rule 13d-1(b)(1)(ii) (J)

Item 9.  Notice of Dissolution of Group.

                Not applicable.

Item 10.  Certification.

                Not applicable.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated  February 14, 2007                                                    Frazier Healthcare V, LP

                                By FHM V, LP, its General Partner

                                By FHM V, LLC, its General Partner

                                By:          /s/ Thomas S. Hodge

                                                Thomas S. Hodge, Chief Operating Officer

Dated  February 14, 2007.                                                   FHM V, LP

By: FHM V, LLC, its General Partner

                                By:          /s/ Thomas S. Hodge

                                                Thomas S. Hodge, Chief Operating Officer

Dated  February 14, 2007.                                                   FHM V, LLC

                                By:          /s/ Thomas S. Hodge

                                                Thomas S. Hodge, Chief Operating Officer

Dated  February 14, 2007                                                                    /s/ Alan D. Frazier

                                                                                                                Alan D. Frazier

[1] Based on 29,013,294 shares of common stock outstanding as of November 20, 2006 according to the Issuer’s Form 10-Q for the period ended September 30, 2006.

[2] Includes 25,000 options to purchase common stock of Issuer which are exercisable within 60 days of December 31, 2006.

[3] Based on 29,013,294 shares of common stock outstanding as of November 20, 2006 according to the Issuer’s Form 10-Q for the period ended September 30, 2006, and includes the number of option shares exercisable within 60 days of December 31, 2006.